Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2008 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

        In September 2008, we completed the merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of the Company (Jazz Technologies and Jazz Semiconductor shall collectively be referred to as “Jazz”). Jazz’s process technologies include Analog-Intensive Mixed-Signal (AIMS) process technologies, Analog CMOS, RFCMOS, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Its customers’ analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. For additional information regarding the merger, see Note 3 to consolidated financial statements as of December 31, 2008.

        The Company’s consolidated financial statements include Jazz results for the period between September 19, 2008 and December 31, 2008 and Jazz balance sheet as of December 31, 2008.

Results of Operations

        The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2008	2007

Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	118.7	123.4

Gross loss	(18.7)	(23.4)

Research and development expenses, net	5.9	6.0
Marketing, general and administrative expenses	13.2	13.7
Write-off of in-process research and development	0.7	--
Merger related costs	0.2	--
Fixed assets impairment	47.9	--

Operating loss	(86.7)	(43.0)

Financing expense, net	(7.0)	(15.2)
Gain on debt restructuring	51.9	--
Other income (expenses), net	(0.4)	0.0
Income tax provision	(0.2)	--

Loss	(42.3)%	(58.1)%

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

        Revenue. Revenue for the year ended December 31, 2008 increased by 9.0% to $251.7 million from $230.9 million for the year ended December 31, 2007.

Following the successful merger with Jazz, the results above include Jazz’s results from September 19, 2008 which amount to $56.3 million.

        Cost of Total Revenues. Cost of total revenue for the year ended December 31, 2008 amounted to $298.7 million, compared with $284.8 million for the year ended December 31, 2007. This modest 4.9% increase in cost of revenue, which includes also the results of Jazz commencing September 19, 2008, was mainly attributable to a reduction in depreciation and amortization expenses and due to the previously announced cost reduction plan executed by the company. The decrease in depreciation and amortization expenses results from the change made by the Company in the estimated useful lives of it’s machinery and equipment in the second quarter of 2007 (and as a result, the Company’s machinery and equipment are depreciated over estimated useful lives of 7 years rather than 5 years) and from the fixed assets impairment in 2008, as detailed below.

        Gross Loss. Gross loss for the year ended December 31, 2008 was $47.0 million compared to a gross loss of $53.9 million for the year ended December 31, 2007. The decrease in gross loss was mainly attributable to the 9.0% increase in revenues and the lower depreciation and cost reduction plan as described above.

        Research and Development. Research and development expenses for the year ended December 31, 2008 amounted to $15.0 million as compared to $13.8 million for the year ended December 31, 2007.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2008 amounted to $33.2 million as compared to $31.6 million for the year ended December 31, 2007.

        Such relative modest increase in research and development and marketing, general and administrative expenses, despite including the results of jazz commencing September 19, 2008, was achieved due to the previously announced cost reduction plans.

        Write-off of in-process research and development and merger related costs, these one-time expenses, resulting from the merger with Jazz, amounted to $2.3 million in the year ended December 31, 2008.

        Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the year ended December 31, 2008. Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory, we determined that circumstances indicate that the carrying amount of our machinery and equipment may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, we tested the recoverability of our machinery and equipment based, among others, on our business plan and market prevailing conditions, and determined that the carrying amounts of our machinery and equipment may not be recoverable. We evaluated the fair value of our machinery and equipment and determined that the carrying amounts exceed the fair values by $120.5 million and recorded a charge in that amount in 2008. The fair values of the Machinery and Equipment were determined using expected cash flows discounted at discount rate commensurate with the risk involved in generating such cash flows.

        Operating Loss. Operating loss for the year ended December 31, 2008 was $218.1 million, compared to $99.3 million for the year ended December 31, 2007. The increase in the operating loss is mainly due to the above mentioned one time fixed assets impairment in the amount of $120.5 million. Operating loss excluding one-time items, which are comprised of $120.5 fixed assets impairment and $2.3 million write off of in process research and development and merger related costs, decreased by $4.1 million as compared to the year ended December 31, 2007.

        Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2008 were $17.6 million compared to financing expenses, net of $35.0 million for the year ended December 31, 2007. This decrease is mainly due to the debt restructuring detailed below, measuring at fair value of our loans and convertible debentures and due to lower interest on our long-term debt following the LIBOR rate decrease.

        Gain On Debt Restructuring. Gain on debt restructuring resulting from the definitive agreements with the Banks and the Israel Corp.(“TIC”) as detailed below, was $130.7 million for the year ended December 31, 2008.

        Other Income (Expense), Net. Other expense, net, for the year ended December 31, 2008 was $0.9 million compared to other income, net of $0.1 million for the year ended December 31, 2007.

        Loss. Loss for the year ended December 31, 2008 was $106.4 million, compared to $134.2 million for the year ended December 31, 2007. This decrease is attributable mainly to $130.7 million gain on debt restructuring, $4.1million decrease in the above operating loss excluding one-time items and $17.4 million decrease in finance expenses which was partially offset by $120.5 million fixed assets impairment and $2.3 million one-time write-off of in-process research and development and merger related costs.

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations in Israel is influenced by changes in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2008, the exchange rate of the dollar in relation to the NIS decreased by 1.1% and the Israeli Consumer Price Index (“CPI”) increased by 3.8% (during the year ended December 31, 2007 there was a decrease of 9.0% in the exchange rate of the dollar in relation to the NIS and an increase of 3.4% in the CPI).

        We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

        Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

        As of December 31, 2008, we had an aggregate of $34.9 million in cash and cash equivalents. This compares to $44.5 million we had as of December 31, 2007.

        During the year ended December 31, 2008, we raised $52.0 million through long-term loans, $20.0 million through capital notes in connection with the definitive agreements with the Banks and TIC detailed below and generated a net amount of $12.6 million from our operating activities. The above mentioned liquidity resources financed the capital expenditure investments we made during the year ended December 31, 2008, which aggregated to an amount of $87.2 million, mainly in connection with the purchase and installation of equipment for the ramp up of Fab 2 and the repayment of convertible debentures in the amount of $8.2 million.

        As of December 31, 2008, we had loans from banks in the amount of $230.0 million, of which $7.0 million are presented as short-term. As of such date, we presented in our balance sheet an aggregate of $216.8 million of debentures (the carrying amounts), of which $8.3 million are presented in current maturities and were fully paid in January 2009.

        Our long term loans were significantly reduced to the above $223.0 million level as of December 31, 2008 following the definitive agreements with the Banks and TIC. In September 2008, we signed and closed definitive agreements with the Banks and TIC to convert a portion of our debt into equity equivalent capital notes.

        Pursuant to the agreements: (i) $250 million of our debt was converted into equity capital notes, exercisable into the Company’s ordinary shares at $1.42 per share; (ii) TIC invested $20 million in the Company in exchange for equity equivalent capital notes of the Company exercisable into the Company’s ordinary shares at $0.71 per share. Furthermore, TIC committed to invest up to an additional $20 million under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount. In consideration for such investment, TIC received an amount of equity equivalent capital notes, exercisable into ordinary shares of the Company, at a price of $0.26 per share. In addition, (i) the commencement date for the repayment of the remaining principal of the Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in 8 quarterly installments between September 2010 and June 2012; (ii) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Banks’ loans and will be paid in the same schedule; (iii) the interest rate on the remaining principal of the Banks’ loans will be LIBOR plus 2.5% per annum; and (iv) the Banks waived in full the Company’s compliance with financial covenants through the end of 2008.

        Until conversion, the above mentioned equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. For further details regarding the September 2008 definitive agreements with the Banks and TIC see Note 12B to the consolidated financial statements as of December 31, 2008. See also Notes 1, 12B and 16 to the consolidated financial statements as of December 31, 2008.